Exhibit 99.1

Entera Bio Ltd. Phillip Schwartz, Chief Executive Officer Tel: +972-2- 532-7151 phillip@enterabio.com	INTERNATIONAL INVESTOR RELATIONS Bob Yedid LifeSci Advisors, LLC 646-597-6989 bob@lifesciadvisors.com

Entera Bio Appoints Gerald M. Ostrov to Board of Directors

Jerusalem, Israel – January 10, 2019 – Entera Bio Ltd. (Nasdaq: ENTX) announced today the appointment of Gerald M. Ostrov as a new independent director on its Board of Directors, effective immediately.

“We are pleased to have Jerry join our Board of Directors. He brings with him extensive executive leadership experience from his time at several of the world’s leading pharma companies, including J&J and Bausch & Lomb,” stated Mr. Gerald Lieberman, Chairman of Entera’s Board of Directors. “Entera’s proprietary development programs, licensing agreements and the growing portfolio of data for its oral delivery technology for large molecule drugs are creating an increasing amount of attention from the biotech industry.  This positive momentum is attracting leaders from around the industry to join our executive team and Board of Directors.”

Mr. Ostrov began his career at Procter & Gamble in 1973. He joined the Health Care Division of Johnson & Johnson in 1976.  He left Johnson & Johnson in 1982 to join Ciba Consumer Pharmaceuticals Company, where he served as President.  Mr. Ostrov returned to Johnson & Johnson in 1991 and quickly rose to Company Group Chairman of the Consumer and Personal Care businesses in North America. From 1998 until his retirement in 2006, Mr. Ostrov very successfully served as Company Group Chairman for Johnson & Johnson's Worldwide Vision Care businesses. In 2008, he came out of retirement to serve as Chairman and CEO of Bausch & Lomb until 2010. Mr. Ostrov led the stabilization, streamlining and pipeline building of Bausch & Lomb following its going-private transaction.

Mr. Ostrov consults and invests in new technologies in the consumer medical device and consumer products fields. Mr. Ostrov currently serves on the board of directors of several privately held companies, including Mother’s Choice, a natural products company working with industry giants, Addon Optics, an innovative technology company, and Nuvo, a developer of next generation baby and mother health monitoring for both hospital and home use. Mr. Ostrov has a BS from Cornell and an MBA from Harvard.

“I am excited to join the Entera team, which has developed some very promising programs around its Oral PTH (1-34) for the treatment of osteoporosis and hypoparathyroidism. These two proprietary programs have the opportunity to revolutionize the care and patient compliance for two significant indications that impact millions of patients and drive billions of dollars in annual drug sales,” stated Mr. Ostrov. “Moreover, Entera’s platform technology for the oral delivery of large molecule drugs has tremendous applications across many biological drugs that currently can only be delivered via injection. The broad potential for this technology is at the heart of the research collaboration Entera recently entered into with Amgen.”

About Entera Bio Ltd.
 Entera Bio is a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered large molecule therapeutics for use in orphan indications and other areas with significant unmet medical needs. The Company is initially applying its technology to develop an oral formulation of a human parathyroid hormone analog, Oral PTH (1-34), for treatment of hypoparathyroidism and osteoporosis.

Entera's proprietary platform technology, consists of two components: a small molecule that enhances the absorption of a large molecule therapeutic agents and a second component that “protects” the large molecule from digestion in the gastrointestinal tract.  This synergistic system is intended to increase oral bioavailability and decrease the variability associated with the oral administration of large molecule biologics and synthetic protein therapeutic agents.

Currently, biological entities and other large molecules can only be delivered via injections and or other non-oral pathways. However, oral drug delivery is the easiest method for self-administering medications, offers patients greater dosing flexibility, and has the highest patient acceptance and compliance rates as compared to all other routes of drug administration.

Forward Looking Statements
This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note Regarding Forward-Looking Statements" and "Risk Factors" in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact:
Bob Yedid
LifeSci Advisors, LLC
646-597-6989
bob@lifesciadvisors.com